EXHIBIT 99.1

Westport Announces Start of Production at Two Key High-Pressure Controls and Systems Facilities

~  Global Production Expansion Strengthens Hydrogen and Alternative Fuel System Manufacturing Capacity  ~

VANCOUVER, British Columbia, Jan. 19, 2026 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport") (TSX:WPRT / Nasdaq: WPRT), a supplier of alternative fuel systems and components for the global transportation industry, announces the commencement of production at its expanded product development and manufacturing facility in Cambridge, Ontario and its new China Hydrogen Innovation Center and Manufacturing facility in Changzhou, China. Both facilities will support the development of Westport’s GFI-branded fuel system components by advancing Westport’s global hydrogen, CNG and RNG strategies and enabling local manufacturing capacity in China, a market widely cited as the largest in the world for hydrogen commercial vehicle deployment, with Chinese sales of hydrogen buses and trucks exceeding those of all other regions combined in 2024. Initial products were shipped to customers in December 2025, with both facilities continuing to ramp up capacity through the first quarter of 2026.

GFI: Leading Clean Energy Innovation
Westport’s High-Pressure Controls and Systems business (the “High-Pressure Business”), with its GFI™ products, is at the forefront of the clean energy revolution, designing, developing, and producing high-demand components for transportation and industrial applications. The High-Pressure Business specializes in designing and manufacturing safety-critical, high-pressure control components for hydrogen and alternative fuel systems, serving a variety of transportation and industrial markets. Westport’s High-Pressure Business supports automotive, truck, bus, and industrial original equipment manufacturers with GFI precision-engineered regulators, valves, and pressure relief devices for real-world duty cycles. For more information, please visit www.gficontrolsystems.com.

Global Presence and Strategic Expansion
“Westport’s GFI-branded hydrogen fuel system components have been active globally and especially in China for over a decade, serving both fuel cell and internal combustion engine applications,” said Dan Sceli, CEO of Westport. “These new and expanded facilities align with our growth strategy, enhance our capacity to meet rising global demand for natural gas and hydrogen advanced fuel technologies, and reinforce our regional manufacturing excellence to better service customers adopting high-pressure alternative fuels as a key low-emission transport solution.”

Westport’s manufacturing expansion in China capitalizes on the nation’s prominent position in hydrogen investment and infrastructure development. The newly established facility is purpose-built to serve Westport’s existing and expanding customer base, providing essential hydrogen components for a range of applications, including commercial vehicles, buses, trains, marine, material handling, and stationary power generation. According to Driving Hydrogen, China is now the world’s largest hydrogen transportation market, achieving close to 50% of global sales in the first half of 2025 primarily due to its focus on commercial hydrogen fleets.

The China facility complements our expanded Cambridge, Ontario site for high-pressure controls. This supports Westport’s North American Innovation Hub and engineering work, improving GFI’s responsiveness and logistics.

About Westport
Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a leading supplier of affordable, alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply advanced components and systems that enable the transition from traditional fuels to cleaner energy solutions.

Our proven technologies support a wide range of clean fuels – including natural gas, renewable natural gas, and hydrogen – empowering OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping our partners achieve sustainability goals—without compromising performance or cost-efficiency – making clean, scalable transport solutions a reality.

Westport is headquartered in Vancouver, Canada. For more information, visit Westport.com.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the commencement and ramp-up of production at Westport’s new and expanded facilities, expected manufacturing capacity, anticipated customer demand, the growth of the hydrogen and alternative fuel markets, the strategic benefits of Westport’s global expansion, and the ability of Westport’s technologies and facilities to support future commercial deployments. These forward-looking statements are based on assumptions, expectations, estimates, forecasts, and projections that, while considered reasonable by Westport management at the date of this release, are subject to a number of risks and uncertainties.

Factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements include, among others, supply chain constraints, delays in facility ramp-up, operational challenges, customer adoption rates, regulatory developments, competitive pressures, economic conditions, and other risk factors detailed from time to time in Westport’s public disclosure filing with applicable securities regulators. Readers are cautioned not to place undue reliance on any forward-looking statements. Westport undertakes no obligation to update these forward-looking statements except as required by National Instrument 51-102.

Contact Information

Investor Relations
Westport
T: +1 604-718-2046